Exhibit 99.1

Innate Pharma Reports Third Quarter 2023 Financial Results and Business Update

  Positive final results of lacutamab TELLOMAK Phase 2 trial in Sézary syndrome selected for oral presentation and preliminary data in Peripheral T Cell lymphoma to be displayed in a poster at ASH Annual Meeting 2023
  ASH presentation on SAR443579/IPH6101, a potential first-in-class NKp46/CD16-based NK cell engager targeting CD123; the ANKET® platform lead asset and under development by partner Sanofi, which demonstrated clinical remissions
  IPH6501, Innate’s proprietary tetra-specific ANKET®, progressing towards Phase 1 clinical trial in 2023
  Cash position of €121.9 million1 as of 30 September 2023, anticipated cash runway into H2 2025
  Conference call to be held today at 2:00 p.m. CET / 8:00 a.m. ET

MARSEILLE, France--(BUSINESS WIRE)--November 14, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced its revenues and cash position for the first nine months of 2023.

“With our strong cash position, we continue to execute against our strategy to develop innovative proprietary and partnered assets with key players. We look forward to this year’s ASH Annual Meeting where we will present the final results of the lacutamab TELLOMAK Phase 2 study in patients with Sézary syndrome. We are also very pleased that at the same meeting, our partner Sanofi will share updated data from the Phase 1/2 study using SAR443579 / IPH6101 in patients with hematologic malignancies, a product using Innate’s innovative ANKET® NK cell engager platform,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “As monalizumab continues to progress in Phase 2 and 3 lung cancer trials with AstraZeneca, we look forward to sharing further updates on our proprietary portfolio as we progress our lead proprietary ANKET® NK cell engager, IPH6501 and our Nectin-4 targeted ADC, IPH45 towards the clinic.”

Webcast and conference call will be held today at 2:00pm CET (8:00am ET)

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/172996087
Webcast participants can use the chat tool to ask written questions during the conference.

Participants may also join via telephone to ask oral questions during the conference using the following registration link: https://registrations.events/direct/Q4E61217

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

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[1] Including short term investments (€22.0 million) and non-current financial instruments (€32.2 million).

Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):

  TELLOMAK, the ongoing Phase 2 trial of lacutamab in cutaneous T-cell lymphoma (CTCL), completed enrollment in Q2 2023 (n=170 patients). Final data in Sézary syndrome will be presented in an oral presentation at the ASH (American Society of Hematology) Annual Meeting 2023. The Company plans to share the results with the regulatory authorities. The Company still expects final data from the mycosis fungoides (MF) cohort in H2 2023.
  The Company announced that it will report positive final data from the Phase 2 TELLOMAK study in Sézary syndrome at the ASH 2023 Annual Congress on 9 December. The ASH abstract states that the data demonstrate that lacutamab showed promising clinical activity and an overall favorable safety profile. In the heavily pre-treated post-mogamulizumab patient population with an average of six prior lines of therapy, in the Intention to treat population (ITT), the global confirmed objective response rate (ORR) was 37.5% (21/56). Confirmed ORR in the skin was 46.4% (26/56) and confirmed ORR in the blood was 48.2% (27/56). Median progression-free survival was 8.0 months (95% CI 4.7-21.2). Additional data will be presented at the ASH 2023 Annual Congress.
  Two parallel clinical trials to study lacutamab in patients with KIR3DL2-expressing, relapsed/refractory (R/R) peripheral T-cell lymphoma (PTCL) are ongoing. The Phase 1b trial is a Company-sponsored clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL. The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial is an investigator-sponsored, randomized trial by The Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.
  Initial data from the Phase 1b trial will be presented in a poster session at the ASH Annual Meeting 2023. The ASH 2023 abstract states that preliminary Phase 1b data in patients with R/R PTCL confirm the acceptable safety profile of lacutamab monotherapy.
  The Phase 2 KILT study is ongoing.
  In October 2023, the US Food and Drug Administration (FDA) placed a partial clinical hold on the lacutamab IND leading to a pause in new patient enrollment to the Company’s ongoing lacutamab trials IPH4102-201 (Phase 2 TELLOMAK) and 102 (Phase 1b PTCL). The partial clinical hold follows one fatal case of hemophagocytic lymphohistiocytosis (HLH), a rare hematologic disorder. Patients already on study treatment who are deriving clinical benefit may continue treatment after being reconsented. The Company is currently undertaking efforts to address the US FDA requests, which include incorporation of risk mitigation and management strategies for hemophagocytic lymphohistiocytosis in ongoing lacutamab studies.

ANKET® (Antibody-based NK cell Engager Therapeutics):

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes four public drug candidates born from the ANKET® platform: SAR443579/IPH6101 (CD123-targeted), SAR’514/IPH6401 (BCMA-targeted), IPH62 (B7-H3-targeted) and tetra-specific IPH6501 (CD20-targeted). Several other undisclosed proprietary preclinical targets are being explored.

SAR443579/IPH6101, SAR’514/IPH6401 and IPH62 (partnered with Sanofi)

SAR443579/IPH6101

  The Phase 1/2 clinical trial by Sanofi is progressing well, evaluating SAR443579 / IPH6101, a trifunctional anti-CD123 NKp46×CD16 NK cell engager and ANKET® platform lead asset, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).
  At ASH 2023, a presentation from the Sanofi oncology pipeline will report updated efficacy and safety results and show data across all dose levels tested, including observed clinical remissions. Abstract details include:
  As of July 5, 2023, 43 patients (42 R/R AML and 1 HR-MDS) across 8 Dose Levels (DLs) at 10 – 6000 μg/kg/dose were included. Patients had received a median of 2.0 (1.0 – 10.0) prior lines of treatment with 13 patients (30.2%) reporting prior hematopoiectic stem cell transplantation and 36 patients (83.7%) with prior exposure to venetoclax. In DLs with a highest dose of 1000 μg/kg QW, 5/15 AML (33.3%) patients achieved a CR (4 CR / 1 CRi) as of the cut-off date. Data from PK/PD and in vitro mechanistic analyses studying dose-response relations will also be presented. SAR443579 was well tolerated up to doses of 6000 μg/kg QW with observed clinical benefit in patients with R/R AML. The results are consistent with the predicted favorable safety profile.
  Preliminary Pharmacokinetics (PK) and Pharmacodynamic (PD) Analysis of the CD123 NK Cell Engager SAR’579/IPH6101 in patients with relapsed or refractory AML, B-ALL or HR-MDS were presented during the ESMO (European Society for Medical Oncology) Congress 2023. As of the data cut-off on August 7, 2023, two responders remained in remission after 8.8 and 12.2 months of treatment.

SAR’514/IPH6401

  The Phase 1/2 clinical trial with SAR’514 / IPH6401, a trifunctional anti-BCMA Nkp46xCD16 NK cell engager, led by Sanofi, in patients with Relapsed/Refractory Multiple Myeloma (RRMM) and Relapsed/Refractory Light-chain Amyloidosis (RRLCA) is ongoing.

IPH62

  As announced on December 19, 2022, Sanofi licensed IPH62, a NK cell engager program targeting B7-H3 from Innate’s ANKET® platform, and the company has the option to add up to two additional ANKET® targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization. Under the terms of the agreement, Innate received a €25m upfront payment and is eligible for up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

IPH6501 (proprietary)

  Following approval of the IND-filing by the FDA in July 2023, IPH6501, Innate’s proprietary CD20 targeted tetra-specific ANKET® continues toward a Phase 1 clinical trial in 2023.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  Innate continues to see progress for monalizumab in the early non-small cell lung cancer (NSCLC) setting, with the ongoing Phase 3 PACIFIC-9 trial run by AstraZeneca. The trial is evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III NSCLC who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT).

IPH5201 (anti-CD39), partnered with AstraZeneca:

  The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing and recruitment is on track.

IPH5301 (anti-CD73):

  The investigator-sponsored CHANCES Phase 1 trial of IPH5301 by Institut Paoli-Calmettes is ongoing.

Antibody Drug Conjugates:

Fueling its R&D engine, the Company continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and continuing to explore Antibody Drug Conjugates (ADC) formats. Beyond its proprietary programs, the Company has an ongoing agreement with Takeda on ADCs.

IPH45 (Nectin-4 ADC):

  IPH45 is Innate’s proprietary Nectin-4 targeting antibody drug conjugate including a Topoisomerase I inhibitor payload. IPH45 continues toward a Phase 1 clinical trial.

Corporate update

  Dr. Sonia Quaratino, MD, PhD, has been appointed as Executive Vice President and Chief Medical Officer of Innate Pharma, effective October 2023. Dr. Quaratino brings over 25 years of experience in basic research, clinical development, and translational medicine, having worked in academia, global large pharmaceuticals, and biotechs. Recently, Dr. Quaratino was Chief Medical Officer at Georgiamune INC.(USA) and prior to that she was Chief Medical Officer at Kymab (UK), a clinical-stage biopharmaceutical company with a focus on immune-mediated diseases and immuno-oncology, acquired by Sanofi in 2021. Previously, she held roles at Novartis (Switzerland) and Merck Serono (Germany) and was Professor of Immunology in UK at the University of Southampton. Her research has been published in high impact scientific journals.
  On April 26, 2023, Innate announced the establishment of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million American Depositary Shares (“ADS”). Each ADS representing one ordinary share of Innate. As of September 30, 2023, the balance available under our April 2023 sales agreement remains at $75 million.

Financial Results:

Cash, cash equivalents and financial assets of the Company amounted to €121.9 million as of September 30, 2023. At the same date, financial liabilities amounted to €40.3 million.

Revenues for the first nine months of 2023 amounted to €36.5 million (€44.3 million for the same period in 2022). For the nine-month period, ended September 30, 2023, revenue from collaboration and licensing agreements mainly results from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu